Exhibit 21.1

Subsidiaries of Nexsan Corporation

Name of Subsidiary	Jurisdiction of Incorporation	Name Under Which Subsidiary Conducts Business

Nexsan Technologies Canada Inc.	Canada	Nexsan Technologies Canada Inc.
Nexsan Technologies Inc.	Delaware	Nexsan Technologies Inc.
Nexsan Technologies Limited	England and Wales	Nexsan Technologies Limited